X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

January 28, 2003

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated January 28, 2003).

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

X-Cal Resources Ltd.

TSX/XCL **January 28, 2003**

News Release

Drilling at Sleeper Begins this Week

X-Cal Resources Ltd. has received clearance to begin drilling at Sleeper, located in Humboldt County, Nevada.

A series of permit applications will be filed by X-Cal for drilling at Sleeper. The first areas approved for testing are early phase targets located east of the mine site. An application for drilling in the mine site area itself is pending.

X-Cal recently announced the exploration team members for Sleeper. (See News Releases dated January 10 & 13, 2003.) The team is working to prioritize favorable areas throughout the 30 square mile Sleeper District.

Drilling is expected to begin this week. Exploration at Sleeper should continue throughout 2003.

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Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*